082-35008

Reliance Infrastructure Limited

Registered Office: Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

RECEIVED

2009 MAY 19 A 6:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Court Convened Meeting of the Equity Shareholders of Reliance Infrastructure Limited

Day	:	Tuesday
Date	:	9th day of June, 2009
Time	:	11.00 a.m.
Venue	:	Rangsharda Natyamandir Bandra Reclamation Bandra (West), Mumbai 400 050

Contents **Page No.**

09046210

SUPPL

5/19

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 598 OF 2009

In the matter of the Companies Act, 1956;

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Infrastructure Limited ("the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL") and their Respective Shareholders and Creditors.

RELIANCE INFRASTRUCTURE LIMITED, a company incorporated under the Indian Companies Act, 1913 having its registered office at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055 } ....Applicant Company

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE INFRASTRUCTURE LIMITED, APPLICANT COMPANY

To,

The Equity Shareholders of **RELIANCE INFRASTRUCTURE LIMITED** ('the Applicant Company')

TAKE NOTICE that by an Order made on the 8th day of May, 2009, in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 055 on Tuesday, the 9th day of June, 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement between Reliance Infrastructure Limited ("the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL") and their Respective Shareholders and Creditors.

(a) **TAKE FURTHER NOTICE** that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Tuesday, the 9th day of June, 2009 at 11.00 a.m. at which place and time you are requested to attend.

(b) **TAKE FURTHER NOTICE** that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the Registered Office of the Applicant Company at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055 not later than 48 hours before the scheduled time of the meeting.

The Hon'ble High Court has appointed Justice M. H. Kania (Retired Chief Justice of India) and failing him Mr S L Rao, Director of the Applicant Company to be the Chairman of the said Meeting.

(c) A copy of the Scheme of Arrangement, the Explanatory Statement under Section 393 of the Companies Act, 1956, the Attendance Slip and Form of Proxy are enclosed herewith.

Mumbai
Dated this 9th day of May, 2009
Registered Office :
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Sd/-
M. H. Kania
(Former Chief Justice of India)
Chairman appointed for the Meeting

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy or by Authorised Representative under Section 187 of the Companies Act, 1956) at the shareholders meeting.

Enclosure: As above

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 598 OF 2009

In the matter of the Companies Act, 1956 ("the Act");

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Infrastructure Limited ("the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL") and their Respective Shareholders and Creditors.

Reliance Infrastructure Limited, a company incorporated under the Indian Companies Act, 1913 having its registered office at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055 } .....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to an Order dated the 8th day of May, 2009 passed by the Hon'ble High Court of Judicature at Bombay in the Company Application referred to hereinabove, a meeting of the Equity Shareholders of the Applicant Company is being convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Tuesday, the 9th day of June, 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement between Reliance Infrastructure Limited ("the Company" or "the Applicant Company" or "the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL"). and their Respective Shareholders and Creditors ("Scheme" or "the Scheme").

2. In this Statement, Reliance Infrastructure Limited is referred to as "the Company" or "the Applicant Company" or the "Demerged Company" or "RInfra" and Reliance Energy Generation Limited is referred to as "the Resulting Company No. 1" or "REGL" and Reliance Goa and Samalkot Power Limited is referred to as "the Resulting Company No. 2" or "RGSPL" and Reliance Power Transmission Limited is referred to as "the Resulting Company No. 3" or "RPTL" and Reliance Energy Limited is referred to as "the Resulting Company No. 4" or "REL" and Reliance Infraventures Limited is referred to as "the Resulting Company No. 5" or "RIVL" and Reliance Property Developers Limited is referred to as "the Resulting Company No. 6" or "RPDL". The other definitions contained in the Scheme will apply to this Explanatory Statement also.

3. The proposed Scheme envisages the transfer of the Dahanu Thermal Power Station (DTPS) Division, Goa & Samalkot Power Stations Division, Power Transmission Division, Power Distribution Division, Toll Roads Division and Real Estate Division of the Company into REGL, RGSPL, RPTL, REL, RIVL and RPDL respectively

4. A copy of the Scheme setting out in detail the terms and conditions of the arrangement, which has been approved by the Committee of Whole time Directors of the Applicant Company on 25th February, 2009, as authorised by the Board vide their Resolution dated 22nd January, 2009 and by the committee of Independent Directors held on 31st January, 2009 is forming part of this Explanatory Statement.

5. Background of the Companies

5.1 Reliance Infrastructure Limited

(a) RInfra was incorporated under the provisions of the Indian Companies Act, 1913 in Mumbai, the State of Maharashtra on 1st October, 1929 under the name 'Bombay Suburban Electric Supply Limited'. Subsequently its name was changed to 'BSES Limited' with effect from 23rd December, 1992. Its name was further changed to 'Reliance Energy Limited' with effect from 24th February, 2004. Further on 28th April, 2008, it was changed to its present name "Reliance Infrastructure Limited".

(b) The Registered Office of the Applicant Company is presently situated at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055.

(c) The share capital structure of the Applicant Company as per audited balance sheet on March 31, 2008 is as under:

	Rs in crore
Authorised Capital	
35,00,00,000 Equity Shares of Rs 10 each	350.00
80,00,000 Equity Shares of Rs 10 each with differential rights	8.00
1,55,00,00,000 Cumulative Redeemable Preference Shares of Rs 10 each	1,550.00
4,20,00,000 unclassified shares of Rs 10 each	42.00
Total	**1,950.00**
Issued Capital 23,89,32,327 Equity Shares of Rs 10 each	238.93
Less: 9,51,500 Equity Shares bought-back pending cancellation	0.95
Total	**237.98**
Subscribed & Paid Up Capital 23,65,30,262 Equity Shares of Rs 10 each	236.53
Add: Forfeited Shares – Amounts Originally paid up	0.04
Less: 9,51,500 Equity Shares bought-back pending cancellation	0.95
Total	**235.62**

The capital structure of the Applicant Company as on the above Balance Sheet Date has undergone change. The capital structure of the Applicant Company as per the audited balance sheet on March 31, 2009 is as under:

	Rs in crore
Authorised Capital	
35,00,00,000 Equity Shares of Rs 10 each	350.00
80,00,000 Equity Shares of Rs. 10 each with differential rights	8.00
1,55,00,00,000 Cumulative Redeemable Preference Shares of Rs 10 each	1,550.00
4,20,00,000 unclassified shares of Rs 10 each	42.00
Total	**1,950.00**
Issued Capital	
22,88,25,832 Equity Shares of Rs 10 each	228.82
Less: 4,00,000 Equity Shares bought-back pending cancellation	0.04
Total	**228.78**
Subscribed & Paid Up Capital	
22,64,23,767 Equity Shares of Rs 10 each	226.42
Add: Forfeited Shares – Amounts Originally paid up	0.04
Less: 4,00,000 Equity Shares bought-back pending cancellation	0.04
Total	**226.42**

The shares of the Applicant Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

(d) The main objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects are as follows:

"1. To generate, acquire by purchase in bulk, develop and accumulate electrical power at the place or places contemplated by the said License and to transmit, distribute and supply such power through out the area of supply named therein; and generally to generate, acquire by purchase in bulk, develop and accumulate power at any other place or places and to transmit, distribute and supply such power.

2. To carry on the business of an electric Power, Light and Supply Company in all its branches, and in particular to construct, lay down, establish, fix and carry out all necessary power stations, cables, wires, lines, accumulators, lamps and works, and to generate, acquire by purchase in bulk, accumulate, distribute and supply electricity, and to light cities, towns, streets, docks, markets, theatres, buildings and places, both public and private."

(e) RInfra is India's largest private sector enterprise in power utility. In the power sector it is involved in generation, transmission and distribution of electricity. Further, RInfra also carries on the business of Engineering, Procurement and Construction ("EPC"). It has also bagged contracts with respect to toll roads across India, construction of a 100 storey trade tower in Hyderabad and development of Special Economic Zone in Noida.

5.2 Reliance Energy Generation Limited

(a) REGL was incorporated on the 13th day of February, 2009, under the Companies Act, 1956.

(b) The Registered Office of REGL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of REGL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of REGL. The entire share capital of REGL is held by RInfra along with nominee shareholders.

(d) The main objects for which REGL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To carry on all or any of the business of producers, manufacturers, generators, suppliers, distributors, transformers, converters, transmitters, processors, developers, storers, procurers, carriers and dealers in electricity, all form of energy and any such products and by-products derived from such business including without limitation, steam, fuels, ash, conversion of ash into bricks and any products derived from or connected with any other form of energy, including, without limitation to conventional sources such as heat, thermal, hydel and/or from nonconventional sources such as tidalwave, wind, solar, geothermal, biological, biogas and coal bed methane.

2. To carry on all or any of the business of purchasers, creators, generators, manufacturers, producers, procurers, suppliers, distributors, converters, processors, developers, storers, carriers and dealers in, design or otherwise acquire to use, sell, transfer or otherwise dispose of electricity, steam, hydro or tidal, water, wind, solar, hydrocarbon fuels, fuel handling equipments and machinery and fuel handling facilities thereto and any products or by products derived from any such business (including without limitation distillate fuel oil and natural gas whether in liquefied or vaporized form), or other energy of every kind and description and stoves, cookers, heaters, geysers, biogas, plants, gas and steam turbines, boilers, generators, alternators, diesel generating sets and other energy devices and appliances of every kind and description."

(e) REGL proposes to engage in the business of generation of electricity.

5.3 Reliance Goa and Samalkot Power Limited

(a) RGSPL was incorporated under the provisions of the Companies Act, 1956 in Mumbai, the State of Maharashtra on the 4th day of March, 2009.

(b) The Registered Office of RGSPL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RGSPL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RGSPL. The entire share capital of RGSPL is held by REGL along with nominee shareholders.

(d) The main objects for which RGSPL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To carry on all or any of the business of producers, manufacturers, generators, suppliers, distributors, transformers, converters, transmitters, processors, developers, storers, procurers, carriers and dealers in electricity, all form of energy and any such products and by-products derived from such business including without limitation, steam, fuels, ash, conversion of ash into bricks and any products derived from or connected with any other form of energy, including, without limitation to conventional sources such as heat, thermal, hydel and/or from nonconventional sources such as tidalwave, wind, solar, geothermal, biological, biogas and coal bed methane including setting and operating power plants at Goa and Samalkot in the State of Andhra Pradesh.

2. To carry on all or any of the business of purchasers, creators, generators, manufacturers, producers, procurers, suppliers, distributors, converters, processors, developers, storers, carriers and dealers in, design or otherwise acquire to use, sell, transfer or otherwise dispose of electricity, steam, hydro or tidal, water, wind, solar, hydrocarbon fuels, fuel handling equipments and machinery and fuel handling facilities thereto and any products or by products derived from any such business (including without limitation distillate fuel oil and natural gas whether in liquefied or vaporized form), or other energy of every kind and description and stoves, cookers, heaters, geysers, biogas, plants, gas and steam turbines, boilers, generators, alternators, diesel generating sets and other energy devices and appliances of every kind and description."

(e) RGSPL proposes to engage in the business of generation of electricity.

5.4 Reliance Power Transmission Limited

(a) RPTL was incorporated on the 17th day of July, 2003, under the Companies Act, 1956 under the name "Reliance Energy Transmission Private Limited". The name was later changed to "Reliance Energy Transmission Limited" on 12 day of July, 2004. The name was further changed to "Reliance Power Transmission Limited" on 25th day of January, 2008.

(b) The Registered Office of RPTL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RPTL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital 200,00,00,000 Equity Shares of Rs 10 each	2,000.00
Total	**2,000.00**
Issued, subscribed and paid-up Share Capital 50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RPTL. The entire share capital of RPTL is held by RInfra along with nominee shareholders.

(d) The main objects for which RPTL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To carry on in India or abroad the business of establishing, commissioning, setting up, operating and maintaining electric power transmission systems/networks, power systems, generating stations based on conventional/ non-conventional resources for evacuation, transmission, distribution or supply of power through establishing or using stations, tielines, sub-stations and transmission or distribution lines in any manner including build, own and transfer (BOT), and/or build, own and operate (BOO) and/ or build, own, lease and transfer (BOLT) and/or build, own, operate and transfer (BOOT) basis or otherwise, and to acquire in any manner power transmission systems/ networks, power systems, generation stations, tielines, sub-stations and transmission or distribution systems from State Electricity Boards, Vidyut Boards, Power Utilities, Generating Companies, Transmission Companies, Distribution Companies, Central or State Government Undertakings, Licensees, other local authorities or statutory bodies, other captive or independent power producers and distributors and to do all the ancillary, related or connected activities as may be considered necessary or beneficial or desirable for or along with any or all of the aforesaid purposes which can be conveniently carried on these systems, networks or platforms.

2. To plan, develop, establish, erect, construct, acquire, operate, run, manage, hire, lease, buy, sell, maintain, enlarge, alter, renovate, modernize, work and use power system networks of all types including ultra high voltage (UHV), extra-high voltage (EHV), high voltage (HV), high voltage direct current (HVDC), medium voltage (MV) and low voltage (LV) lines and associated stations, substations, transmission and distribution centers, systems and networks and to lay cables, wires, accumulators, plants, motors, meters, apparatus, computers, telecommunication and telemetering equipments and other materials connected with generation, transmission, distribution, supply and other ancillary activities relating to the electrical power and to undertake for and on behalf of others all these activities in any manner."

(e) RPTL is engaged in the business of transmission of electricity.

5.5 Reliance Energy Limited

(a) REL was incorporated under the provisions of the Companies Act, 1956 in Mumbai, the State of Maharashtra on 6th day of January, 2006, under the name "Reliance Global Limited". The name was later changed to "Reliance Energy Limited" on 24th day of June, 2008.

(b) The Registered Office of REL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of REL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital 5,00,000 Equity Shares of Rs 10 each	0.5
Total	**0.5**
Issued, subscribed and paid-up Share Capital 5,00,000 Equity Shares of Rs 10 each	0.5
Total	**0.5**

Subsequent to the above date, there has been no change in the capital structure of REL. The entire share capital of REL is held by RInfra along with nominee shareholders.

(d) The main objects for which REL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To carry on the business of an electric Power, Light and Supply Company in all its branches, and in particular to construct, lay down, establish, fix and carry out all necessary power stations, cables, wires, lines, accumulators, lamps and works, and to generate, acquire by purchase in bulk, accumulate, distribute and supply electricity, and to light cities, towns, streets, docks, markets, theatres, buildings and places, both public and private and to carry on the business of electrician, mechanical engineers, suppliers of electricity for the purposes of light, heat, motive power or otherwise, and manufacturers of and dealers in apparatus and things required for or capable of being used in connection with the generation, distribution, supply, accumulation and employment of electricity, galvanism, magnetism or otherwise as also to carry on in India or elsewhere the business of establishing, commissioning, setting up, operating and maintaining electric power generating stations based on conventional/non-conventional resources, tie-lines, sub-stations and transmission lines on build, own and transfer (BOT), and/or build, own, lease and transfer (BOLT) and/or build, own, operate and transfer (BOOT) basis and to carry on in India or elsewhere the business of acquiring, operating, managing and maintaining existing power generation stations, tie-lines, sub-stations and transmission lines, either owned by the private sector or public sector or the Government or Governments or other public authorities and for any or all of the aforesaid purposes, to do all the necessary or ancillary activities as may be considered necessary or beneficial or desirable."

(e) REL is engaged in the business of distribution of electricity.

5.6 Reliance Infraventures Limited

(a) • RIVL was incorporated under the provisions of the Companies Act, 1956 in Mumbai, the State of Maharashtra on 14th day of June, 2006, under the name "Reliance Infrastructure Services Private Limited". It was later changed to "Reliance Fund and Leasing Private Limited" on 30th day of March, 2007. It was further changed on 5th day of October, 2007 to the name "Reliance Power Infrastructure Private Limited". It was further changed on 13th day of February, 2009 to the name "Reliance Infraventures Private Limited". Further it was converted to public company on 20th day of March, 2009 and was named as "Reliance Infraventures Limited".

(b) The Registered Office of RIVL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RIVL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
90,00,00,000 Equity Shares of Rs 10 each	900.00
100,00,00,000 Preference Shares of Re 1 each	100.00
Total	**1,000.00**
Issued, subscribed and paid-up Share Capital	
50,21,10,000 Equity Shares of Rs 10 each	502.11
Total	**502.11**

Subsequent to the above date, there has been no change in the capital structure of RIVL. The entire share capital of RIVL is held by RInfra along with nominee shareholders.

(d) The main objects for which RIVL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To carry on business to own, operate, lease, install, develop, promote, manage, maintain projects in the infrastructure sectors in power projects of any nature including and not limited to airports, terminals, roads, highways, flyovers, bridges, buildings, wells, barrages, weirs, tunnels, canals, hydro power stations and reservoirs, inter linking projects of rivers, setting up of power plant, installation of equipment, handling equipment, loading equipment to support any of the infrastructure project and to act as consultants, surveyors, service providers, engineers and advisors in the infrastructure sector either singly or jointly with others, and either by or through agents, contractors, sub-contractors, trustees or otherwise in India and abroad.

2. To conceive, plan, collaborate, survey, design, study and evaluate all steps, process, avail or provide techniques, and methods for setting up of all types of infrastructure, projects, facilities or works, and to finance, build, construct, install, erect, undertake, lay down, commission, establish, own, operate, manage, control and administer, lease, transfer, all infrastructure projects in the capacity of principals, contractors, advisors, engineers, consultants, service providers, surveyors or otherwise in India and abroad."

(e) RIVL is engaged in the business of infrastructure projects.

5.7 Reliance Property Developers Limited

(a) RPDL was incorporated on the 24th day of February, 2007, under the Companies Act, 1956 under the name "Mahabala Consultancy Services Private Limited". It was later changed to "Reliance Property Developers Private Limited" on 18th day of April, 2007. Further, it was converted to public company on 8th day of April, 2009 and was named "Reliance Property Developers Limited".

(b) The Registered Office of RPDL is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RPDL as per audited balance sheet on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RPDL. The entire share capital of RPDL is held by RInfra along with nominee shareholders.

(d) The main objects for which RPDL has been established are set out in the Memorandum of Association. The main objects are as under:

"1. To acquire, promote, develop, improve land and hereditaments and to erect and build thereon flats, houses, shops and other buildings and to hold occupy, exchange, underlet, mortgage, sell or otherwise deal with the same and deal in real estates of all kinds.

2. To build, purchase, acquire, take on lease or in exchange or in any other lawful manner any area, land, building, structures, apartments, houses, flats, rooms, commercial complexes or other accommodation and to turn the same into account, develop the same, to lease, or let or dispose of the same in full or in part of installments basis, hire purchase basis or by outright sale or by any other mode of disposition and to build township, markets, cinemas, other buildings and convenience thereon and to equip the same or any part thereof with all or any amenities or conveniences, drainage, electric telegraphic telephonic, television installation and other amenities of all kinds and to dispose of and deal with the same in any manner."

(e) RPDL is engaged in the business of real estate.

6. Rationale of the Scheme

(a) RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL are part of the Reliance Anil Dhirubhai Ambani Group.

(b) RInfra is India's largest private sector enterprise in power utility. In the power sector, it is involved in generation, transmission and distribution of electricity. Further, RInfra also carries on the business of Engineering, Procurement and Construction ("EPC") activities. It, together with its affiliate companies, has also bagged contracts with respect to toll roads across India, construction of a 100 storey trade tower in Hyderabad and development of Special Economic Zone in Noida.

(c) REGL, RPTL, REL, RIVL and RPDL are wholly owned subsidiaries of RInfra.

(d) RGSPL is a wholly owned subsidiary of REGL.

(e) The transfer and vesting of the DTPS Division, Goa and Samalkot Power Stations Division, Power Transmission Division, Power Distribution Division, Toll Roads Division and Real Estate Division of RInfra pursuant to this Scheme is with a view to adopting the best management practices, establish highest operational standards and also to identify separately the economic value of each of the divisions.

(f) Each of the several businesses carried on by RInfra either by itself or through its subsidiaries and affiliate companies and through strategic investments in other companies have significant potential for growth. The nature of risk and returns involved in each of these businesses is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. There are also differences in the manner in which each of these businesses are required to be managed. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, RInfra has decided to reorganize all its businesses into separate silos.

(g) The management of the Group believes that all the business segments have tremendous growth and profitability potential and are at a stage where they require focused leadership and management attention.

(h) The re-organization exercise would achieve the following benefits for the RInfra Group:

- Simplified and transparent business structure
- Attribution of appropriate risk and valuation to different businesses based on their respective risk-return profile and cash flows
- More focused management
- Greater visibility on the performance of individual businesses
- Possibility of investments by strategic players in different businesses

(i) The regulator with respect to electricity business in Maharashtra i.e. Maharashtra Electricity Regulatory Commission ("MERC") has also been suggesting segregation of various activities related to electricity business being Generation, Transmission and Distribution.

7. Salient features of the Scheme are as under:

(a) Appointed Date of the Scheme means 31st day of March, 2009 or such other date as may be approved by the High Court of Judicature at Bombay.

DTPS Division

(b) With effect from the Appointed Date, the whole of the undertaking and properties of the DTPS Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in REGL so as to vest in REGL all rights, title and interest pertaining to the DTPS Division.

(c) REGL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of DTPS Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, REGL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

(d) Upon the Scheme becoming effective, REGL shall record the assets, liabilities and reserves pertaining to the DTPS Division at their respective fair values.

(e) Upon the Scheme becoming effective, RInfra shall value its investments in REGL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to REGL.

Goa and Samalkot Power Stations Division

(f) With effect from the Appointed Date, the whole of the undertaking and properties of the Goa and Samalkot Power Stations Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RGSPL so as to vest in RGSPL all rights, title and interest pertaining to the Goa and Samalkot Power Stations Division.

(g) The consideration for the transfer and vesting of the Goa and Samalkot Power Stations Division shall be Rs 275 crore (Rupees two hundred and seventy five crore only).

(h) RGSPL shall record the liabilities including, in particular, liability in respect of 62,500 Debentures of Rs 1,00,000 each aggregating to Rs 625 crore of the Goa and Samalkot Power Stations Division at their book values as appearing in the books of RInfra as on the Appointed Date.

(i) The aggregate of the consideration and the liabilities taken over as above being the value of the assets of the Goa and Samalkot Power Stations Division will be apportioned amongst the assets of the Goa and Samalkot Power Stations Division based on the fair value of the assets.

(j) Upon the Scheme becoming effective, RInfra shall transfer the assets and liabilities pertaining to Goa and Samalkot Power Stations Division at their respective book values to the Goa and Samalkot Power Stations Division Disposal Account.

(k) The consideration shall be recognised as a receivable in the books of RInfra [and shall be transferred to REGL as an asset of the DTPS Division referred to in Section 2A and the corresponding credit shall be given to the Goa and Samalkot Power Stations Division Disposal A/c (Section 2A)].

Power Transmission Division

(l) With effect from the Appointed Date, the whole of the undertaking and properties of the Power Transmission Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPTL so as to vest in RPTL all rights, title and interest pertaining to the Power Transmission Division.

(m) RPTL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Power Transmission Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RPTL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

(n) Upon the Scheme becoming effective, RPTL shall record the assets, liabilities and reserves pertaining to the Power Transmission Division at their respective fair values.

(o) Upon the Scheme becoming effective, RInfra shall value its investments in RPTL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RPTL.

Power Distribution Division

(p) With effect from the Appointed Date, the whole of the undertaking and properties of the Power Distribution Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in REL so as to vest in REL all rights, title and interest pertaining to the Power Distribution Division.

(q) REL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Power Distribution Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, REL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

(r) Upon the Scheme becoming effective, REL shall record the assets, liabilities and reserves pertaining to the Power Distribution Division at their respective fair values.

(s) Upon the Scheme becoming effective, RInfra shall value its investments in REL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to REL.

Toll Roads Division

(t) With effect from the Appointed Date, the whole of the undertaking and properties of the Toll Roads Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RIVL so as to vest in RIVL all rights, title and interest pertaining to the Toll Roads Division.

(u) RIVL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Toll Roads Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RIVL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

(v) Upon the Scheme becoming effective, RIVL shall record the assets, liabilities and reserves pertaining to the Toll Roads Division at their respective fair values.

(w) Upon the Scheme becoming effective RInfra shall value its investments in RIVL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RIVL.

Real Estate Division

(x) With effect from the Appointed Date, the whole of the undertaking and properties of the Real Estate Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPDL so as to vest in RPDL all rights, title and interest pertaining to the Real Estate Division.

(y) RPDL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Real Estate Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RPDL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

(z) Upon the Scheme becoming effective, RPDL shall record the assets, liabilities and reserves pertaining to the Real Estate Division at their respective fair values

(aa) Upon the Scheme becoming effective RInfra shall value its investments in RPDL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RPDL

(bb) Upon the coming into effect of this Scheme, all employees of RInfra engaged in or in relation to the Demerged Divisions of RInfra and who are in such employment as on the Effective Date shall become the employees of the respective Resulting Companies and, subject to the provisions of this Scheme, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Demerged Divisions.

(cc) The Scheme would become effective on filing the Order of the High Court of Judicature at Bombay with the Registrar of Companies, Maharashtra, Mumbai.

The features set out above being only the salient features of the Scheme, the members are requested to read the entire text of the Scheme, annexed to this notice, to get fully acquainted with the provisions thereof.

8. The rights and interests of the members and the creditors of RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL will not be prejudicially affected by the Scheme.

9. The Scheme was approved by the Committee of Whole-time Directors of RInfra on 25th February, 2009, as authorised by the Board vide its resolution dated 22nd January, 2009 and by the Committee of Independent Directors held on 31st January, 2009.

10. No investigation proceedings have been initiated or are pending under Section 235 to Section 251 of the Companies Act, 1956 against RInfra.

11. On the Scheme being approved by the equity shareholders as per the requirements of Section 391 of the Act, RInfra, will seek sanction of the Hon'ble High Court of Judicature at Bombay.

12. The financial position of RInfra will not be adversely affected by the Scheme. The financial position of RInfra will continue to remain strong and it will be able to meet and pay its debts as and when they arise in the normal course of business.

13. RInfra has obtained the approval to the Scheme, in terms of Clause 24(f) of the Listing Agreement, of the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited vide their letters, both dated April 29, 2009.

14. Each of the Sections of the Scheme pertaining to transfer & vesting of DTPS, Goa and Samalkot, Power Transmission, Power Distribution, Toll Roads and Real Estate Divisions (Section 2A to Section 2F) is independent. Each Section of the Scheme would be effective as and when the requisite approvals are received. Therefore, the non-implementability of each of the said Sections for non-receipt of necessary approvals shall not affect the implementability or otherwise of the other Sections of the Scheme, wherein requisite approvals are obtained. The Board of Directors of RInfra and the respective Resulting Company shall mutually resolve as to whether and when each Section of the Scheme becomes effective.

15. In the event all of the requisite approvals not being received by March 31, 2011 or such other date as may be decided by the Board of Directors of RInfra and the respective Resulting Company, they may resolve that the said Section or transfer of that particular asset or liability shall stand revoked, cancelled and be of no effect save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/ or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise be expedient and be agreed by the Board of RInfra.

16. The Directors of RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL may be deemed to be concerned and / or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and / or beneficiary of trust that hold shares in any of the companies.

17. The details of shareholding of Directors of RInfra in RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL, either singly or jointly, as on March 31, 2009 is as under:

Name of RInfra Directors	No. of shares held in RInfra	No. of shares held in REGL	No. of shares held in RGSPL	No. of shares held in RPTL	No. of shares held in REL	No. of shares held in RIVL	No. of shares held in RPDL
Shri Anil D Ambani	1,39,437	Nil	Nil	Nil	Nil	Nil	Nil
Shri Satish Seth	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri S C Gupta	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri Lalit Jalan	23	Nil	Nil	Nil	Nil	Nil	Nil
Gen V P Malik	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri S L Rao	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr Leena Srivastava	16	Nil	Nil	Nil	Nil	Nil	Nil
Shri V R Galkar	Nil	Nil	Nil	Nil	Nil	Nil	Nil

18. The details of shareholding of Directors of REGL in REGL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of REGL Directors	No. of shares held in REGL	No. of shares held in RInfra
Shri Mohan Limaye	Nil	100
Shri Ashish S Karyekar	1*	20
Shri Paresh Rathod	1*	1

* Jointly with RInfra

i. Shri Ashish S Karyekar holds 1 share each, jointly with RInfra, in RPDL, RPTL, REL and RIVL respectively and 1 share jointly with REGL in RGSPL.

ii. Shri Paresh Rathod holds 1 share each, jointly with RInfra, in RPDL, REL and RIVL respectively and 1 share jointly with REGL in RGSPL.

19. The details of shareholding of Directors of RGSPL in RGSPL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of RGSPL Directors	No. of shares held in RGSPL	No. of shares held in RInfra
Shri Ajay Kumar Sharma	Nil	Nil
Shri Divyesh Dalal	1*	Nil
Shri Bharat Amberkar	Nil	1

* Jointly with REGL

i. Shri Divyesh Dalal holds 1 share each, jointly with RInfra in RPTL and jointly with REGL, in RGSPL

20. The details of shareholding of Directors of RPTL in RPTL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of RPTL Directors	No. of shares held in RPTL	No. of shares held in RInfra
Shri Lalit Jalan	Nil	23
Shri Mahesh Chand	Nil	250
Shri P S Pandya	Nil	450

21. The details of shareholding of Directors of REL in REL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of REL Directors	No. of shares held in REL	No. of shares held in RInfra
Shri S Sankaran	Nil	1
Shri Divyesh Dalal	Nil	Nil
Shri Ashish S Karyekar	1*	20

* Jointly with RInfra

i. Shri Ashish S Karyekar holds 1 share each, jointly with RInfra, in REGL, RPTL, RPDL and RIVL respectively and 1 share jointly with REGL in RGSPL.

ii. Shri Divyesh Dalal holds 1 share in RGSPL, jointly with REGL

22. The details of shareholding of Directors of RIVL in RIVL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of RIVL Directors	No. of shares held in RIVL	No. of shares held in RInfra
Shri Ramesh Shenoy	1*	257
Shri AshishTambawala	Nil	20
Shri Bharat Amberkar	Nil	1

* Jointly with RInfra

i. Shri Ramesh Shenoy holds 1 share each, jointly with RInfra, in RPDL, REGL, RPTL and REL respectively and 1 share, jointly with REGL, in RGSPL.

ii. Shri Ashish Tambawala holds 1 share each, jointly with RInfra in RPTL and REGL respectively and 1 share, jointly with REGL, in RGSPL.

23. The details of shareholding of Directors of RPDL in RPDL and RInfra, either singly or jointly, as on March 31, 2009 is as under:

Name of RPDL Directors	No. of shares held in RPDL	No. of shares held in RInfra
Shri K H Mankad	Nil	300
Shri Lakshman Ramakrishna	Nil	Nil
Shri Abhijit Banerjee	1*	15

* Jointly with Rinfra

i. Shri Abhijit Banerjee holds 1 share each, jointly with RInfra, in REGL, RPTL, REL and RIVL respectively and 1 share, jointly with REGL, in RGSPL.

24. The shareholding pattern of RInfra as on March 31, 2009 was as follows:

Category of Shareholder	Pre Scheme	
	No. of Equity Shares	As a % of (A+B+C)
(A) Shareholding of Promoter and Promoter Group		
Individuals/ Hindu Undivided Family	6,63,378	0.29
Bodies Corporate	8,43,65,268	37.26
Total shareholding of Promoter and Promoter Group (A)	**8,50,28,646**	**37.55**
(B) Public Shareholding		
(1) Institutions		
Mutual Funds / UTI	1,53,62,583	6.78
Financial Institutions / Banks	8,56,571	0.38
Central Government / State Government (s)	81,043	0.04
Insurance Companies	4,58,64,058	20.26
Foreign Institutional Investors	3,57,59,166	15.79
Sub-Total	**9,79,23,421**	**43.25**
(2) Non-institutions		
Bodies Corporate	99,69,529	4.40
Individual shareholders holding nominal share capital up to Rs 1 lakh	2,90,63,437	12.84
Individual shareholders holding nominal share capital in excess of Rs 1 lakh	15,43,619	0.68
Any Other (specify)		
Non Resident Indians Overseas Corporate Bodies	15,12,397	0.67
Sub-Total	**4,20,88,982**	**18.59**
Total Public Shareholding (B)	**14,00,12,403**	**61.84**
TOTAL (A)+(B)	**22,50,41,049**	**99.39**
(C) Shares held by Custodians and against which Depository Receipts have been issued	**13,82,718**	**0.61**
TOTAL (A)+(B)+(C)	**22,64,23,767**	**100.00**

There would be no change in the shareholding pattern and capital structure of RInfra pursuant to the Scheme as there is no issue of share by RInfra.

25. The shareholding pattern of REGL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger	Post-Demerger
	No. of shares	No. of shares
1. Reliance Infrastructure Limited	49,994	49,994
2. Shri Ashish Tambawala jtly with RInfra	1	1
3. Shri Ramesh Shenoy jtly with RInfra	1	1
4. Shri Abhijit Banerjee jtly with RInfra	1	1
5. Shri Ashish Karyekar jtly with RInfra	1	1
6. Shri Divyesh Dalal jtly with RInfra	1	1
7. Shri Paresh Rathod jtly with RInfra	1	1
Total	**50,000**	**50,000**

26. The shareholding pattern of RGSPL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger	Post-Demerger
	No. of shares	No. of shares
1. Reliance Energy Generation Limited	49,994	49,994
2. Shri Ashish Tambawala jtly with REGL	1	1
3. Shri Ramesh Shenoy jtly with REGL	1	1
4. Shri Abhijit Banerjee jtly with REGL	1	1
5. Shri Ashish Karyekar jtly with REGL	1	1
6. Shri Divyesh Dalal jtly with REGL	1	1
7. Shri Paresh Rathod jtlywith REGL	1	1
Total	50,000	50,000

27. The shareholding pattern of RPTL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger No. of shares	Post-Demerger No. of shares
1. Reliance Infrastructure Limited	49,994	49,994
2. Shri Madhukar Moolwaney jointly with RInfra	1	1
3. Shri Ramesh Shenoy Jointly with RInfra	1	1
4. Shri Divyesh Dalal Jointly with RInfra	1	1
5. Shri Ashish Tambawala Jointly with RInfra	1	1
6. Shri Abhijit Banerji Jointly with RInfra	1	1
7. Shri Ashish S Karyekar jointly with RInfra	1	1
Total	50,000	50,000

28. The shareholding pattern of REL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger No. of shares	Post-Demerger No. of shares
1. Reliance Infrastructure Limited	4,99,994	4,99,994
2. Shri Ramesh Shenoy jointly with RInfra	1	1
3. Shri Abhijit Banerjee jointly with RInfra	1	1
4. Shri Ashish S Karyekar jointly with RInfra	1	1
5. Shri Paresh Rathod jointly with RInfra	1	1
6. Shri Sitansh Magia jointly with RInfra	1	1
7. Shri Prakash Khedekar jointly with RInfra	1	1
Total	**5,00,000**	**5,00,000**

29. The shareholding pattern of RIVL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger No. of shares	Post-Demerger No. of shares
1. Shri Ramesh Shenoy jt. with RInfra	1	1
2. Shri Abhijit Banerjee jt. with RInfra	1	1
3. Shri Ashish S Karyekar jt. with RInfra	1	1
4. Shri Paresh Rathod jt. with RInfra	1	1
5. Shri Subramanian Venkatraman jt. with RInfra	1	1
6. Shri Sitansh Magia jt. with RInfra	1	1
7. Reliance Infrastructure Limited	50,21,09,994	50,21,09,994
Total	**50,21,10,000**	**50,21,10,000**

30. The shareholding pattern of RPDL pre and post the Scheme is as follows:

Names of Shareholders	Pre-Demerger No. of shares	Post-Demerger No. of shares
1 Reliance Infrastructure Limited	49,993	49,993
2 Shri Ramesh Shenoy jointly with RInfra	1	1
3 Shri Abhijit Banerjee jointly with RInfra	1	1
4 Shri Ashish S Karyekar jointly with RInfra	1	1
5 Shri Paresh Rathod jointly with RInfra	1	1
6 Shri Prakash Khedekar jointly with RInfra	1	1
7 Shri Sitansh Magia jointly with RInfra	1	1
8 Ms Shivangi Samani jointly with RInfra	1	1
Total	**50,000**	**50,000**

31. Inspection of the following documents may be had at the Registered Office of the Applicant Company upto one day prior to the date of the meeting between 11 a.m. and 4 p.m. on all working days (except Saturdays) :

- Certified copy of the Order dated the 8th day of May, 2009 of the High Court of Judicature at Bombay passed in Company Application No. 598 of 2009 directing the convening of the meeting of the Equity Shareholders of the Company;
- Scheme of Arrangement;
- Memorandum and Articles of Association of RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL;
- Audited financial statements as on March 31, 2009 of RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL;
- Audited financial statements as on March 31, 2008 of RInfra, RPTL, REL, RIVL and RPDL;
- Audited financial statements as on March 31, 2007 of RInfra, RPTL, REL, RIVL and RPDL;
- No objection certificates to the Scheme received from Bombay Stock Exchange Limited and the National Stock Exchange of India Limited both dated April 29, 2009.

This Statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme, Explanatory Statement and Form of Proxy may be obtained from the Company's Office at 3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055 and/or at the office of the Advocates M/s Rajesh Shah & Co., 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai 400 001.

Place: Mumbai
Date: 9th May, 2009

Sd/-
M. H. Kania
(Former Chief Justice of India)
Chairman appointed for the Meeting

Registered Office:
Reliance Energy Centre
Santa Cruz (E), Mumbai 400 055

SCHEME OF ARRANGEMENT
BETWEEN
RELIANCE INFRASTRUCTURE LIMITED
AND
RELIANCE ENERGY GENERATION LIMITED
AND
RELIANCE GOA AND SAMALKOT POWER LIMITED
AND
RELIANCE POWER TRANSMISSION LIMITED
AND
RELIANCE ENERGY LIMITED
AND
RELIANCE INFRAVENTURES LIMITED
AND
RELIANCE PROPERTY DEVELOPERS LIMITED
AND
THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PREAMBLE

(A) Purpose of the Scheme

1. This Scheme of Arrangement is presented under Sections 391 to 394 of the Companies Act, 1956 for transfer and vesting of the DTPS Division, Goa and Samalkot Power Stations Division, Power Transmission Division, Power Distribution Division, Toll Roads Division and Real Estate Division of Reliance Infrastructure Limited ("RInfra") into Reliance Energy Generation Limited ("REGL"), Reliance Goa and Samalkot Power Limited ("RGSPL"), Reliance Power Transmission Limited ("RPTL"), Reliance Energy Limited ("REL"), Reliance Infraventures Limited ("RIVL") and Reliance Property Developers Limited ("RPDL") respectively, pursuant to the relevant provisions of the Companies Act, 1956.
2. This Scheme also provides for various other matters consequential or otherwise integrally connected therewith.

(B) Rationale for the Scheme

1. RInfra, REGL, RGSPL, RPTL, REL, RIVL and RPDL are part of the Reliance Anil Dhirubhai Ambani Group.
2. RInfra is India's largest private sector enterprise in power utility. In the power sector, it is involved in generation, transmission and distribution of electricity. Further, RInfra also carries on the business of Engineering, Procurement and Construction ("EPC"). It has also bagged contracts with respect to toll roads across India, construction of a 100 storey trade tower in Hyderabad and development of Special Economic Zone in Noida.
3. REGL, RPTL, REL, RIVL and RPDL are wholly owned subsidiaries of RInfra.
4. RGSPL is a wholly owned subsidiary of REGL.
5. The transfer and vesting of the DTPS Division, Goa and Samalkot Power Stations Division, Power Transmission Division, Power Distribution Division, Toll Roads Division and Real Estate Division of RInfra pursuant to this Scheme is with a view to adopting the best management practices, establish highest operational standards and also to identify separately the economic value of each of the divisions.
6. Each of the several businesses carried on by RInfra either by itself or through its subsidiaries and affiliate companies and through strategic investments in other companies have significant potential for growth. The nature of risk and returns involved in each of these businesses is distinct from others and consequently, each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. There are also differences in the manner in which each of these businesses are required to be managed. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, RInfra has decided to reorganize all its businesses into separate silos.
7. The management of the Group believes that all the business segments have tremendous growth and profitability potential and are at a stage where they require focused leadership and management attention.
8. The re-organization exercise would achieve the following synergies for the RInfra Group:
   - Simplified and transparent business structure
   - Attribution of appropriate risk and valuation to different businesses based on their respective risk-return profile and cash flows
   - More focused management
   - Greater visibility on the performance of individual businesses
   - Possibility of investments by strategic players in different businesses
9. The regulator with respect to electricity business in Maharashtra i.e. Maharashtra Electricity Regulatory Commission ("MERC") has also been suggesting segregation of various activities related to electricity business being Generation, Transmission & Distribution.

(C) Sections of the Scheme

The Scheme is divided into the following sections:

(A) **SECTION 1** deals with the Definitions and Share Capital;

(B) **SECTION 2A** deals with the demerger of DTPS Division of RInfra into REGL;

(C) **SECTION 2B** deals with the demerger of Goa and Samalkot Power Stations Division of RInfra into RGSPL;

(D) **SECTION 2C** deals with the demerger of Power Transmission Division of RInfra into RPTL;

(E) **SECTION 2D** deals with the demerger of Power Distribution Division of RInfra into REL;

(F) **SECTION 2E** deals with the demerger of Toll Roads Division of RInfra into RIVL;

(G) **SECTION 2F** deals with the demerger of Real Estate Division of RInfra into RPDL;

(H) **SECTION 3** deals with the General Clauses, Terms and Conditions; and

(I) **SECTION 4** deals with Other Terms and Conditions.

SECTION 1
DEFINITIONS AND SHARE CAPITAL

1.1. DEFINITIONS

In this Scheme of Arrangement (as defined hereunder), unless inconsistent with the subject or context, the following expressions shall have the following meaning:

1.1.1. **"Act" or "the Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

1.1.2. **"Appointed Date"** means 31st day of March, 2009 or such other date as may be decided by the High Court;

1.1.3. **"Court" or "High Court"** means the High Court of Judicature at Bombay and shall include the National Company Law Tribunal, if applicable;

1.1.4. "**Demerged Division**" and **"Demerged Divisions"** means the DTPS Division, Goa and Samalkot Power Stations Division, Power Transmission Division, Power Distribution Division, Toll Roads Division and Real Estate Division individually and collectively respectively;

1.1.5. "**DTPS Division**" means the DTPS Division of RInfra including but not limited to Dahanu thermal power station along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant and machinery, equipment, trademarks, trade names, brands, investments (specifically related to the DTPS Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the DTPS Division;
- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the DTPS Division, excluding foreign exchange borrowings, as may be determined by the Board of Directors of RInfra;
- Debt Redemption Reserve and reserve for power project but specifically excluding revaluation reserve;
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables including receivable in accordance with Part 2B, loans and advances,

privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the DTPS Division;

- all employees of RInfra substantially engaged in the DTPS Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the DTPS Division; and
- all books, records, files, papers, directly or indirectly relating to the DTPS Division; but shall not include any portion of the Remaining Business of RInfra.

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the DTPS Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and REGL;

1.1.6. **"Effective Date"** means the date of resolution by the Board of Directors of RInfra and the respective Resulting Company, resolving that a particular section of the Scheme has become effective in terms of Clause 4.3 of this Scheme.

1.1.7. **"Free Reserves"** means uncommitted reserves, not being capital reserves, available without limitation for all purposes including declaration of dividends and bonus shares;

1.1.8. "**Goa and Samalkot Power Stations Division**" means the Goa and Samalkot Power Stations Division of RInfra including but not limited to power generation assets in Goa and Samalkot and along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant and machinery, equipment, trademarks, trade names, brands, investments (specifically related to the Goa and Samalkot Power Stations Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the Goa and Samalkot Power Stations Division;
- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the Goa and Samalkot Power Stations Division, including debentures, if any, outstanding in the books of RInfra, as may be determined by the Board of Directors of RInfra, however excluding foreign exchange borrowings;
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Goa and Samalkot Power Stations Division;
- all employees of RInfra substantially engaged in the Goa and Samalkot Power Stations Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the Goa and Samalkot Power Stations Division; and
- all books, records, files, papers, directly or indirectly relating to the Goa and Samalkot Power Stations Division; but shall not include any portion of the Remaining Business of RInfra.

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Goa and Samalkot Power Stations Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and RGSPL;

1.1.9. "**Power Distribution Division**" means the Power Distribution Division of RInfra including but not limited to the Mumbai power distribution business and investments in companies engaged in electricity distribution in the states of Delhi and Orissa along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant and machinery, equipment, trademarks, trade names, brands, investments (specifically related to the Power Distribution Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the Power Distribution Division;
- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the Power Distribution Division, as may be determined by the Board of Directors of RInfra however excluding foreign exchange borrowings;
- rural electrification scheme reserve, reserve to augment production facilities, service line contributions, contingencies reserve pertaining to Power Distribution Division, if any, and development reserve account no 1 to 3;
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Power Distribution Division;
- all employees of RInfra substantially engaged in the Power Distribution Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the Power Distribution Division; and
- all books, records, files, papers, directly or indirectly relating to the Power Distribution Division; but shall not include any portion of the Remaining Business of RInfra.

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Power Distribution Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and REL;

1.1.10. "**Power Transmission Division**" means the Power Transmission Division of RInfra including but not limited to 220 KV transmission line between Dahanu and Mumbai along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant and machinery, equipment, trademarks, trade names, brands, investments (specifically related to the Power Transmission Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment,

computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the Power Transmission Division;

- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the Power Transmission Division, as may be determined by the Board of Directors of RInfra however excluding foreign exchange borrowings;
- contingencies reserve pertaining to Power Transmission Division, if any
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Power Transmission Division;
- all employees of RInfra substantially engaged in the Power Transmission Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the Power Transmission Division; and
- all books, records, files, papers, directly or indirectly relating to the Power Transmission Division; but shall not include any portion of the Remaining Business of RInfra;

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Power Transmission Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and RPTL;

1.1.11. **"Real Estate Division"** means the Real Estate Division of RInfra including but not limited to investments in shares of CBD Tower Private Limited and Noida Global SEZ Private Limited along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant and machinery, equipment, trademarks, trade names, brands, investments (specifically related to the Real Estate Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the Real Estate Division;
- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the Real Estate Division, as may be determined by the Board of Directors of RInfra however excluding foreign exchange borrowings;
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Real Estate Division;
- all employees of RInfra substantially engaged in the Real Estate Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the Real Estate Division; and
- all books, records, files, papers, directly or indirectly relating to the Real Estate Division; but shall not include any portion of the Remaining Business of RInfra;.

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Real Estate Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and RPDL;

1.1.12. **"Resulting Companies"** means REGL, RGSPL, RPTL, REL, RIVL and RPDL collectively and **"Resulting Company"** means REGL, RGSPL, RPTL, REL, RIVL and RPDL individually as the context may so require;

1.1.13. **"RInfra"** means Reliance Infrastructure Limited ("the Demerged Company"), a company incorporated under the Indian Companies Act, 1913, and having its registered office at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055;

1.1.14. **"REGL"** means Reliance Energy Generation Limited ("Resulting Company No. 1"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.15. **"REL"** means Reliance Energy Limited ("Resulting Company No. 4"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.16. **"Remaining Business of RInfra"** means all the undertakings, businesses, activities and operations of RInfra other than the Demerged Divisions;

1.1.17. **"RPTL"** means Reliance Power Transmission Limited ("Resulting Company No. 3"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.18. **"RGSPL"** means Reliance Goa and Samalkot Power Limited ("Resulting Company No. 2"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.19. **"RIVL"** means Reliance Infraventures Limited ("Resulting Company No. 5"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.20. **"RPDL"** means Reliance Property Developers Limited ("Resulting Company No. 6"), a company incorporated under the Companies Act, 1956, and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.1.21. **"Scheme"** or **"the Scheme"** or **"this Scheme"** means this Scheme of Arrangement in its present form as submitted to the Hon'ble High Court of Judicature at Bombay or this Scheme with such modification(s), if any made, as per Clause 4.2 of the Scheme;

1.1.22. **"Toll Roads Division"** means the Toll Roads Division of RInfra including but not limited to investments in shares of DS Toll Road Limited, NK Toll Road Limited, TK Toll Road Private Limited, TD Toll Road Private Limited, SU Toll Road Private Limited, GF Toll Road Private Limited, Reliance Infrastructure Engineers Private Limited along with all related assets, liabilities, employees as follows:

- all assets wherever situated, whether movable or immovable, leasehold or freehold, tangible or intangible, including all land, capital work in progress, building, plant & machinery, equipment, trademarks, trade names, brands, investments (specifically related to the Toll Roads Division) and other intellectual property rights, vehicles, furniture, fixtures, office equipment, computer installations, electrical appliances, accessories, investments made out of surplus funds pertaining to the Toll Roads Division;

- all liabilities present and future and the specific contingent liabilities pertaining to or relatable to the Toll Roads Division, as may be determined by the Board of Directors of RInfra however excluding foreign exchange borrowings;
- all rights and licenses, all assignments and grants thereof, all permits, registrations, quota rights, rights (including rights under any agreement, contracts, applications, letters of intent, or any other contracts), approvals, regulatory approvals, entitlements, goodwill, cash balances, bank balances, bank accounts, receivables, loans and advances, privileges, all other claims, rights and benefits, powers and facilities of every kind, nature and description whatsoever, inventory, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity, water and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Toll Roads Division;
- all employees of RInfra substantially engaged in the Toll Roads Division as determined by the Board of Directors of RInfra;
- all deposits and balances with Government, Semi-Government, local and other authorities and bodies, customers and other persons, earnest moneys and/ or security deposits paid or received by RInfra, directly or indirectly in connection with or in relation to the Toll Roads Division; and
- all books, records, files, papers, directly or indirectly relating to the Toll Roads Division; but shall not include any portion of the Remaining Business of RInfra;

Explanation: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Toll Roads Division or otherwise shall be decided mutually by the Directors or any committee thereof of RInfra and RIVL;

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

1.2. SHARE CAPITAL

1.2.1. The authorized, issued, subscribed and paid-up share capital of RInfra as on March 31, 2009 is as under:

	Rs in crore
Authorised Capital	
35,00,00,000 Equity Shares of Rs 10 each	350.00
80,00,000 Equity Shares of Rs 10 each with differential rights	8.00
1,55,00,00,000 Cumulative Redeemable Preference Shares of Rs 10 each	1,550.00
4,20,00,000 unclassified shares of Rs 10 each	42.00
Total	**1,950.00**
Issued Capital	
22,88,25,832 Equity Shares of Rs 10 each	228.82
Less: 4,00,000 Equity Shares bought-back pending cancellation	0.04
Total	**228.78**
Subscribed and Paid Up Capital	
22,64,23,767 Equity Shares of Rs 10 each	226.42
Add: Forfeited Shares – Amounts Originally paid up	0.04
Less: 4,00,000 equity shares bought-back pending cancellation	0.04
Total	**226.42**

The shares of RInfra are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

1.2.2. The authorized, issued, subscribed and paid-up share capital of REGL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of REGL. The entire share capital of REGL is held by RInfra along with nominee shareholders.

1.2.3. The authorized, issued, subscribed and paid-up share capital of RGSPL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RGSPL. The entire share capital of RGSPL is held by REGL along with nominee shareholders.

1.2.4. The authorized, issued, subscribed and paid-up share capital of RPTL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
200,00,00,000 Equity Shares of Rs 10 each	2,000.00
Total	**2,000.00**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RPTL. The entire share capital of RPTL is held by RInfra along with nominee shareholders.

1.2.5. The authorized, issued, subscribed and paid-up share capital of REL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
5,00,000 Equity Shares of Rs 10 each	0.5
Total	**0.5**
Issued, subscribed and paid-up Share Capital	
5,00,000 Equity Shares of Rs 10 each	0.5
Total	**0.5**

Subsequent to the above date, there has been no change in the capital structure of REL. The entire share capital of REL is held by RInfra along with nominee shareholders.

1.2.6. The authorized, issued, subscribed and paid-up share capital of RIVL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
90,00,00,000 Equity Shares of Rs 10 each	900.00
100,00,00,000 Preference Shares of Re 1 each	100.00
Total	**1,000.00**
Issued, subscribed and paid-up Share Capital	
50,21,10,000 Equity Shares of Rs 10 each	502.11
Total	**502.11**

Subsequent to the above date, there has been no change in the capital structure of RIVL. The entire share capital of RIVL is held by RInfra along with nominee shareholders.

1.2.7. The authorized, issued, subscribed and paid-up share capital of RPDL as on March 31, 2009 is as under:

Share Capital	Rs in crore
Authorized Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**
Issued, subscribed and paid-up Share Capital	
50,000 Equity Shares of Rs 10 each	0.05
Total	**0.05**

Subsequent to the above date, there has been no change in the capital structure of RPDL. The entire share capital of RPDL is held by RInfra along with nominee shareholders.

1.3. DATE OF TAKING EFFECT AND OPERATIVE DATE
Each section of the Scheme, set out herein in its present form or with any modification(s) in accordance with Clause 4.2 of the Scheme shall be effective from the Appointed Date but operative from the respective Effective Date(s) for each section.

SECTION 2A
DEMERGER OF DTPS DIVISION OF RINFRA INTO REGL

2.1. TRANSFER AND VESTING OF DTPS DIVISION OF RINFRA INTO REGL

2.1.1. The DTPS Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in REGL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the DTPS Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in REGL so as to vest in REGL all rights, title and interest pertaining to the DTPS Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities including in particular liability in respect of 8,500 Debentures of Rs 10,00,000 each aggregating to Rs 850 crore and accrued interest thereon, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to DTPS Division under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to REGL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of REGL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of DTPS Division shall stand vested in or transferred to REGL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of REGL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to REGL as if they were originally obtained by REGL. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the DTPS Division, are concerned, the same shall vest with and be available to REGL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to REGL.

(d) REGL shall issue its debentures in lieu of the debentures in RInfra on the same terms as that of the existing debentures in RInfra subject however that the period of redemption of the debentures issued by REGL shall not extend beyond the date on which the existing debentures of RInfra are redeemable.

2.2. CONSIDERATION

2.2.1. REGL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of DTPS Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, REGL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

2.3. ACCOUNTING TREATMENT IN THE BOOKS OF REGL

2.3.1. Upon the Scheme becoming effective, REGL shall record the assets, liabilities and reserves pertaining to the DTPS Division at their respective fair values.

2.3.2. REGL shall record the surplus arising on account of Clause 2.3.1 above as general reserve account no 2, which shall constitute Free Reserves available to REGL for all purposes as it may consider proper including in particular for off-setting any Additional Depreciation that may be charged by REGL on revaluation component of the cost of any asset or for declaration of dividends. Such general reserve no 2 shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by REGL.

Explanation: Additional Depreciation includes in particular depreciation provided, charged or suffered by REGL on the respective assets transferred by RInfra under the Scheme in excess of that which would be chargeable on the book value of these assets as if there had been no revaluation of these assets in RInfra.

2.4. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.4.1. Upon the Scheme becoming effective RInfra shall value its investments in REGL at their fair value after taking into considertation the fair value of the assets and liabilities transferred to REGL.

2.4.2. RInfra shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 2.4.1 above, as Reserve for Business Restructuring, to be referred to as such or by any other name and such Reserve shall be available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets, investments which may be suffered by RInfra, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations of RInfra or any of its subsidiaries, as RInfra considers necessary or appropriate. Such Reserve shall be arising out of this Scheme and shall not be considered as a reserve created by RInfra.

2.4.3. RInfra shall reduce from its books, the book value of assets, liabilities and reserves transferred as part of the DTPS Division to REGL, pursuant to the Scheme.

2.4.4. The difference in the book value of assets over the book value of liabilities and reserves transferred pursuant to the Scheme shall be debited / credited to the Reserve for Business Restructuring account, as the case may be.

SECTION 2B
DEMERGER OF GOA AND SAMALKOT POWER STATIONS DIVISION OF RINFRA INTO RGSPL

2.5 TRANSFER AND VESTING OF GOA AND SAMALKOT POWER STATIONS DIVISION OF RINFRA INTO RGSPL

2.5.1. The Goa and Samalkot Power Stations Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in RGSPL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Goa and Samalkot Power Stations Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RGSPL so as to vest in RGSPL all rights, title and interest pertaining to the Goa and Samalkot Power Stations Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities including, in particular, liability in respect of 62,500 Debentures of Rs 1,00,000 each aggregating Rs 625 crore and accrued interest thereon, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to Goa and Samalkot Power Stations Division, shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RGSPL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of RGSPL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of Goa and Samalkot Power Stations Division shall stand vested in or transferred to RGSPL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RGSPL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to RGSPL as if they were originally obtained by RGSPL. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the Goa and Samalkot Power Stations Division, are concerned, the same shall vest with and be available to RGSPL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to RGSPL.

(d) RGSPL shall issue its debentures in lieu of the debentures in RInfra on the same terms as that of the existing debentures in RInfra subject however that the period of redemption of the debentures issued by RGSPL shall not extend beyond the date on which the existing debentures of RInfra are redeemable.

2.6. CONSIDERATION

2.6.1. The consideration for the transfer and vesting of the Goa and Samalkot Power Stations Division shall be Rs 275 crore (Rupees two hundred and seventy five crore only).

2.7. ACCOUNTING TREATMENT IN THE BOOKS OF RGSPL

2.7.1. RGSPL shall record the liabilities including, in particular, liability in respect of 62,500 Debentures of Rs 1,00,000 each aggregating Rs 625 crore of the Goa and Samalkot Power Stations Division at their book values as appearing in the books of RInfra as on the Appointed Date.

2.7.2. The aggregate of the consideration and the liabilities taken over as above being the value of the assets of the Goa and Samalkot Power Stations Division will be apportioned amongst the assets of the Goa and Samalkot Power Stations Division based on the fair value of the assets.

2.8. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.8.1. Upon the Scheme becoming effective, RInfra shall transfer the assets and liabilities pertaining to Goa and Samalkot Power Stations Division at their respective book values to the Goa and Samalkot Power Stations Division Disposal Account.

2.8.2. The consideration shall be recognised as a receivable in the books of RInfra [and shall be transferred to REGL as an asset of the DTPS Division referred to in Section 2A and the corresponding credit shall be given to the Goa and Samalkot Power Stations Division Disposal A/c (Section 2A)].

2.8.3. The balance in the Goa and Samalkot Power Stations Division Disposal A/c shall be transferred to the Profit & Loss Account of RInfra as profit / loss on disposal of Goa and Samalkot Power Stations Division.

2.8.4. The balance in Debenture Redemption Reserve Account pertaining to Debentures, the liability for which is transferred to RGSPL shall be transferred to general reserve account of RInfra.

SECTION 2C

DEMERGER OF POWER TRANSMISSION DIVISION OF RINFRA INTO RPTL

2.9. TRANSFER AND VESTING OF POWER TRANSMISSION DIVISION OF RINFRA INTO RPTL

2.9.1. The Power Transmission Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in RPTL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Power Transmission Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPTL so as to vest in RPTL all rights, title and interest pertaining to the Power Transmission Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to Power Transmission Division shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RPTL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of RPTL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of Power Transmission Division shall stand vested in or transferred to RPTL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RPTL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to RPTL as if they were originally obtained by RPTL. In so far the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the Power Transmission Division, are concerned, the same shall vest with and be available to RPTL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to RPTL.

2.10. CONSIDERATION

2.10.1. RPTL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Power Transmission Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RPTL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders

2.11. ACCOUNTING TREATMENT IN THE BOOKS OF RPTL

2.11.1. Upon the Scheme becoming effective, RPTL shall record the assets, liabilities and reserves pertaining to the Power Transmission Division at their respective fair values.

2.11.2. RPTL shall record the surplus arising on account of Clause 2.11.1 above as general reserve account no 2, which shall constitute Free Reserves available to RPTL for all purposes as it may consider proper including in

particular for off-setting any Additional Depreciation that may be charged by RPTL on revaluation component of the cost of any asset or for declaration of dividends. Such general reserve no 2 shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by RPTL.

Explanation: Additional Depreciation includes in particular depreciation provided, charged or suffered by RPTL on the respective assets transferred by RInfra under the Scheme in excess of that which would be chargeable on the book value of these assets as if there had been no revaluation of these assets in RInfra.

2.12. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.12.1. Upon the Scheme becoming effective RInfra shall value its investments in RPTL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RPTL.

2.12.2. RInfra shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 2.12.1 above, as Reserve for Business Restructuring, to be referred to as such or by any other name and such Reserve shall be available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by RInfra, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations of RInfra or any of its subsidiaries, as RInfra considers necessary or appropriate. Such Reserve shall be arising out of this Scheme and shall not be considered as a reserve created by RInfra.

2.12.3. RInfra shall reduce from its books, the book value of assets, liabilities and reserves transferred as part of the Power Transmission Division to RPTL, pursuant to the Scheme.

2.12.4. The difference in the book value of assets over the book value of liabilities and reserves transferred pursuant to the Scheme shall be debited / credited to the Reserve for Business Restructuring account, as the case may be.

SECTION 2D

DEMERGER OF POWER DISTRIBUTION DIVISION OF RINFRA INTO REL

2.13. TRANSFER AND VESTING OF POWER DISTRIBUTION DIVISION OF RINFRA INTO REL

2.13.1. The Power Distribution Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in REL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Power Distribution Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in REL so as to vest in REL all rights, title and interest pertaining to the Power Distribution Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to Power Distribution Division shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to REL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of REL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of Power Distribution Division shall stand vested in or transferred to REL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of REL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to REL as if they were originally obtained by REL. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the Power Distribution Division, are concerned, the same shall vest with and be available to REL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to REL.

2.14. CONSIDERATION

2.14.1. REL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Power Distribution Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, REL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

2.15. ACCOUNTING TREATMENT IN THE BOOKS OF REL

2.15.1. Upon the Scheme becoming effective, REL shall record the assets, liabilities and reserves pertaining to the Power Distribution Division at their respective fair values.

2.15.2. REL shall record the surplus arising on account of Clause 2.15.1 above as general reserve account no 2, which shall constitute Free Reserves available to REL for all purposes as it may consider proper including in particular for off-setting any Additional Depreciation that may be charged by REL on revaluation component of the cost of any asset or for declaration of dividends. Such general reserve no 2 shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by REL.

Explanation: Additional Depreciation includes in particular depreciation provided, charged or suffered by REL on the respective assets transferred by RInfra under the Scheme in excess of that which would be chargeable on the book value of these assets as if there had been no revaluation of these assets in RInfra.

2.16. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.16.1. Upon the Scheme becoming effective, RInfra shall value its investments in REL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to REL.

2.16.2. RInfra shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 2.16.1 above, as Reserve for Business Restructuring, to be referred to as such or by any other name and such Reserve shall be available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by RInfra, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations of RInfra or any of its subsidiaries, as RInfra considers necessary or appropriate. Such Reserve shall be arising out of this Scheme and shall not be considered as a reserve created by RInfra.

2.16.3. RInfra shall reduce from its books, the book value of assets, liabilities and reserves transferred as part of the Power Distribution Division to REL, pursuant to the Scheme.

2.16.4. The difference being the excess of book value of assets over the of book value of liabilities and reserves transferred pursuant to the Scheme shall:

(a) to the extent of the profit before tax for the year ended March 31, 2009 be written off in the profit & loss account; and

(b) the balance, if any, shall be adjusted against the Reserve for Business Restructuring account.

2.16.5. RInfra shall withdraw from its general reserve an amount equal to the amount referred to in clause 2.16.4 (a) above and credit the same to its profit and loss account to off-set the write-off referred to in Clause 2.16.4 (a) above.

SECTION 2E
DEMERGER OF TOLL ROADS DIVISION OF RINFRA INTO RIVL

2.17. TRANSFER AND VESTING OF TOLL ROADS DIVISION OF RINFRA INTO RIVL

2.17.1. The Toll Roads Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in RIVL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Toll Roads Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RIVL so as to vest in RIVL all rights, title and interest pertaining to the Toll Roads Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to Toll Roads Division shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RIVL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of RIVL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of Toll Roads Division shall stand vested in or transferred to RIVL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RIVL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to RIVL as if they were originally obtained by RIVL. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the Toll Roads Division, are concerned, the same shall vest with and be available to RIVL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to RIVL.

2.18. CONSIDERATION

2.18.1. RIVL is a wholly owned subsidiary of RInfra. The Scheme is intended to transfer the business of Toll Roads Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RIVL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

2.19. ACCOUNTING TREATMENT IN THE BOOKS OF RIVL

2.19.1. Upon the Scheme becoming effective, RIVL shall record the assets, liabilities and reserves pertaining to the Toll Roads Division at their respective fair values.

2.19.2. RIVL shall record the surplus arising on account of Clause 2.19.1 above as general reserve account no 2, which shall constitute Free Reserves available to RIVL for all purposes as it may consider proper including in particular for off-setting any Additional Depreciation that may be charged by RIVL on revaluation component of the cost of any asset or for declaration of dividends. Such general reserve no 2 shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by RIVL.

Explanation: Additional Depreciation includes in particular depreciation provided, charged or suffered by RIVL on the respective assets transferred by RInfra under the Scheme in excess of that which would be chargeable on the book value of these assets as if there had been no revaluation of these assets in RInfra.

2.20. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.20.1. Upon the Scheme becoming effective RInfra shall value its investments in RIVL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RIVL.

2.20.2. RInfra shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 2.20.1 above, as Reserve for Business Restructuring, to be referred to as such or by any other name and such Reserve shall be available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by RInfra, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations, of RInfra or any of its subsidiaries, as RInfra considers necessary or appropriate. Such Reserve shall be arising out of this Scheme and shall not be considered as a reserve created by RInfra.

2.20.3. RInfra shall reduce from its books, the book value of assets, liabilities and reserves transferred as part of the Toll Roads Division to RIVL, pursuant to the Scheme.

2.20.4. The difference in the book value of assets over the book value of liabilities and reserves transferred pursuant to the Scheme shall be debited / credited to the Reserve for Business Restructuring account, as the case may be.

SECTION 2F
DEMERGER OF REAL ESTATE DIVISION OF RINFRA INTO RPDL

2.21. TRANSFER AND VESTING OF REAL ESTATE DIVISION OF RINFRA INTO RPDL

2.21.1. The Real Estate Division of RInfra shall stand transferred to and vested in or deemed to be transferred to and vested in RPDL, as a going concern and in the following manner:

(a) With effect from the Appointed Date, the whole of the undertaking and properties of the Real Estate Division, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPDL so as to vest in RPDL all rights, title and interest pertaining to the Real Estate Division.

(b) With effect from the Appointed Date, all reserves, debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RInfra pertaining to Real Estate Division shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RPDL, so as to become from the Appointed Date the reserves, debts, liabilities, contingent liabilities, duties and obligations of RPDL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such reserves, debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

(c) With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RInfra required to carry on operations of Real Estate Division shall stand vested in or transferred to RPDL without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RPDL and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents shall vest in and become available to RPDL as if they were originally obtained by RPDL. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RInfra relating to the Real Estate Division, are concerned, the same shall vest with and be available to RPDL on the same terms and conditions as applicable to RInfra, as if the same had been allotted and/or granted and/or sanctioned and/or allowed to RPDL.

2.22. CONSIDERATION

2.22.1. RPDL is a wholly owned subsidiary of RInfra. The

Scheme is intended to transfer the business of Real Estate Division to a separate special purpose vehicle to meet the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RInfra. Hence, RPDL shall not be required to issue any shares or pay any consideration to either RInfra or to its shareholders.

2.23. ACCOUNTING TREATMENT IN THE BOOKS OF RPDL

2.23.1. Upon the Scheme becoming effective, RPDL shall record the assets, liabilities and reserves pertaining to the Real Estate Division at their respective fair values.

2.23.2. RPDL shall record the surplus arising on account of Clause 2.23.1 above as general reserve account no 2, which shall constitute Free Reserves available to RPDL for all purposes as it may consider proper including in particular for off-setting any Additional Depreciation that may be charged by RPDL on revaluation component of the cost of any asset or for declaration of dividends. Such general reserve no 2 shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by RPDL.

Explanation: Additional Depreciation includes in particular depreciation provided, charged or suffered by RPDL on the respective assets transferred by RInfra under the Scheme in excess of that which would be chargeable on the book value of these assets as if there had been no revaluation of these assets in RInfra.

2.24. ACCOUNTING TREATMENT IN THE BOOKS OF RINFRA

2.24.1. Upon the Scheme becoming effective, RInfra shall value its investments in RPDL at their fair value after taking into consideration the fair value of the assets and liabilities transferred to RPDL.

2.24.2. RInfra shall recognize the difference between the book value of the investments and the fair value of the investments, arising on account of Clause 2.24.1 above, as Reserve for Business Restructuring, to be referred to as such or by any other name and such Reserve shall be available to meet the increased depreciation, costs, expenses, and losses, including on account of impairment of or write-down of assets which may be suffered by RInfra, pursuant to this Scheme or otherwise in course of its business or in carrying out such restructuring of operations of RInfra or any of its subsidiaries, as RInfra considers necessary or appropriate. Such Reserve shall be arising out of this Scheme and shall not be considered as a reserve created by RInfra.

2.24.3. RInfra shall reduce from its books, the book value of assets, liabilities and reserves transferred as part of the Real Estate Division to RPDL, pursuant to the Scheme.

2.24.4. The difference in the book value of assets over the book value of liabilities and reserves transferred pursuant to the Scheme shall be debited / credited to the Reserve for Business Restructuring account, as the case may be.

SECTION 3

GENERAL CLAUSES, TERMS AND CONDITIONS

3.1 UNDERTAKING

3.1.1 Each of the Wholly Owned Subsidiaries referred to in Section 2A to 2F viz. REGL, RGSPL, RPTL, REL, RIVL and RPDL shall for all purposes including in particular for the purpose of Section 293(1)(a) of the Act be deemed to be an undertaking of the holding Company of such subsidiary and all provisions of the Act shall apply to the share holding in such subsidiary as they would apply to an undertaking.

3.2 ACCOUNTING TREATMENT

3.2.1 The balance in Reserve for Business Restructuring account after making adjustments as specified in Section 2A to 2F and this clause, shall be carried forward as a Free Reserve of RInfra.

3.3 CONDUCT OF BUSINESS UNTIL THE EFFECTIVE DATE

3.3.1 With effect from the date of filing the Scheme in the High Court and up to and including the Effective Date except in the ordinary course of business, RInfra shall not without the prior written consent of the Board of Directors of respective Resulting Companies or pursuant to any pre-existing obligation, sell, transfer or otherwise alienate, charge, mortgage or encumber or otherwise deal with or dispose of respective Demerged Divisions or any part thereof.

3.4 LEGAL PROCEEDINGS

3.4.1 All legal proceedings of whatsoever nature by or against RInfra pending and/or arising before the Effective Date and relating to the Demerged Divisions, shall not abate or be discontinued or be in any way prejudicially affected by reason of the Scheme or by anything contained in this Scheme but shall be continued and enforced by or against the respective Resulting Companies, as the case may be in the same manner and to the same extent as would or might have been continued and enforced by or against RInfra.

3.4.2 After the Effective Date, if any proceedings are taken against RInfra in respect of the matters referred to in the sub-clause 3.4.1 above, it shall defend the same at the cost of the respective Resulting Companies, and the respective Resulting Companies shall reimburse and indemnify RInfra against all liabilities and obligations incurred by RInfra in respect thereof.

3.4.3 The Resulting Companies undertake to have all respective legal or other proceedings initiated by or against RInfra referred to in Clauses 3.4.1 or 3.4.2 above transferred into their respective name and to have the same continued, prosecuted and enforced by or against the respective Resulting Companies as the case may be, to the exclusion of RInfra.

3.5 CONTRACTS, DEEDS, ETC.

3.5.1 Notwithstanding anything to the contrary contained in the contract, deed, bond, agreement or any other instrument, but subject to the other provisions of this Scheme, all contracts, deeds, bonds, agreements and other instruments, if any, of whatsoever nature and subsisting or having effect on the Effective Date and relating to the Demerged Divisions of RInfra, shall continue in full force and effect against or in favour of the respective Resulting Companies and may be enforced effectively by or against respective Resulting Companies as fully and effectually as if, instead of RInfra, the Resulting Companies had been a party thereto.

3.5.2 The Resulting Companies may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which RInfra is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Resulting companies shall, be deemed to be authorised to execute any such writings on behalf of RInfra and to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of RInfra.

3.6 SAVING OF CONCLUDED TRANSACTIONS

3.6.1 The transfer of properties and liabilities above and the continuance of proceedings by or against Resulting Companies above shall not affect any transaction or proceedings already concluded in RInfra, in relation to the respective Demerged Divisions on or after the Appointed Date till the Effective Date, to the end and intent that the Resulting Companies accept and adopt all acts, deeds and things done and executed by RInfra, in relation to the respective Demerged Divisions in respect thereto as done and executed on their behalf.

3.7 STAFF, WORKMEN & EMPLOYEES

3.7.1 Upon the coming into effect of this Scheme, all employees of RInfra engaged in or in relation to the Demerged Divisions of RInfra and who are in such employment as on the Effective Date shall become the employees of the respective Resulting Companies and, subject to the provisions of this Scheme, on terms and conditions not less favorable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Demerged Divisions.

3.7.2 In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by RInfra for the employees related to the Demerged Divisions (collectively referred to as the "Funds"), the Funds and such of the investments made by the Funds which are referable to the employees related to the Demerged Divisions being transferred to Resulting Companies, in terms of Clause 3.7.1 above shall be transferred to Resulting Companies and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the

necessary approvals and permissions and at the discretion of Resulting Companies, either be continued as separate funds of Resulting Companies for the benefit of the employees related to respective Demerged Divisions or be transferred to and merged with other similar funds of Resulting Companies. In the event that the Resulting companies do not have their own funds in respect of any of the above, the Resulting companies may, subject to necessary approvals and permissions, continue to contribute to relevant funds of RInfra, until such time that the Resulting companies create their own fund, at which time the Funds and the investments and contributions pertaining to the employees related to Demerged Divisions shall be transferred to the funds created by the Resulting companies. Subject to the relevant law, rules and regulations applicable to the Funds, the Board of Directors or any committee thereof of RInfra and the respective Resulting Companies may decide to continue to make the said contributions to the Funds of RInfra.

3.8 SECURITY CHARGE AGAINST LOANS

3.8.1 It is provided that unless otherwise determined by the Board of Directors of RInfra and the Resulting Companies, the security or charge relating to existing loans, borrowings or debentures of RInfra, in relation to the Demerged Divisions shall without any further act or deed continue to relate to the existing security, whether forming part of the Demerged Divisions or not after the Effective Date irrespective of the fact that the asset being offered as security may be part of any of the Resulting Companies or RInfra.

3.9 REMAINING BUSINESS OF RINFRA

3.9.1 It is clarified that the Remaining Business of RInfra shall continue with RInfra as follows:

3.9.1.1 The Remaining Business of RInfra and all the assets including but not limited to shares held in companies engaged in metro rail projects in Mumbai and Delhi, liabilities and obligations pertaining thereto shall continue to belong to and be managed by RInfra.

3.9.1.2 All legal and other proceedings by or against RInfra under any statute, whether pending on the Appointed Date or which may be initiated in future, whether or not in respect of any matter arising before the Effective Date and relating to the Remaining Business of RInfra (including those relating to any property, right, power, liability, obligation or duty, of RInfra in respect of the Remaining Business of RInfra) shall be continued and enforced by or against RInfra.

3.9.1.3 With effect from the Appointed Date and including the Effective Date –

a. RInfra shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Remaining Business of RInfra for and on its own behalf;

b. all profit accruing to RInfra thereon or losses arising or incurred by it relating to the Remaining Business of RInfra shall, for all purposes, be treated as the profit, or losses, as the case may be, of RInfra.

3.10 TAX CREDITS

3.10.1 The Resulting Companies will be the successors of RInfra vis-à-vis the Demerged Divisions. Hence, it will be deemed that the benefit of any tax credits whether central, state or local, availed vis-à-vis the Demerged Divisions and the obligations if any for payment of the tax on any assets forming part of Demerged Divisions or their erection and / or installation, etc. shall be deemed to have been availed by the respective Resulting Companies or as the case may be deemed to be the obligations of the respective Resulting Companies. Consequently, and as the Scheme does not contemplate removal of any asset by the Resulting Companies from the premises in which it is installed, no reversal of any tax credit needs to be made or is required to be made by RInfra.

SECTION 4
OTHER TERMS AND CONDITIONS

4.1 APPLICATION TO HIGH COURT

4.1.1 RInfra and the Resulting companies shall as may be required make applications and/or petitions under Sections 391 to 394 of the Act and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanction of this Scheme and all matters ancillary or incidental thereto.

4.2 MODIFICATION OR AMENDMENTS TO THE SCHEME

4.2.1 RInfra and the Resulting companies, by their respective Board of Directors may assent to any modifications/ amendments to the Scheme or to any conditions or limitations that the Court and/or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by them (i.e. the Board of Directors). RInfra and the Resulting companies by their respective Board of Directors be and are hereby authorized to take all such steps as may be necessary, desirable or proper to resolve any doubts, difficulties or questions whether by reason of any directive or orders of any other authorities or otherwise howsoever arising out of or under or by virtue of the Scheme and/or any matter concerned or connected therewith.

4.3 CONDITIONALITY OF THE SCHEME

4.3.1 This Scheme is and shall be conditional upon and subject to:

4.3.1.1 The Scheme being approved by the requisite majorities in number and value of such classes of persons including the members and / or creditors of RInfra and the Resulting Companies as may be directed by the Hon'ble High Court of Judicature at Bombay or any other competent authority, as may be applicable.

4.3.1.2 The Scheme being sanctioned by the High Court of Judicature at Bombay or any other authority under Sections 391 to 394 of the Act.

4.3.1.3 Certified copies of the Orders of the High Court of Judicature at Bombay sanctioning the Scheme being filed with the Registrar of Companies, Maharashtra, at Mumbai by RInfra and the Resulting companies.

4.3.1.4 Obtaining approval of Maharashtra Electricity Regulatory Commission for Section 2A, Section 2C and Section 2D to the Scheme.

4.3.1.5 Obtaining approval of joint venture partners for investments transferred as a part of any of the Demerged Divisions, as applicable, if required.

4.3.2 Each of the Sections of the Scheme pertaining to transfer and vesting of DTPS, Goa and Samalkot Power Stations, Power Transmission, Power Distribution, Toll Roads and Real Estate Divisions (Section 2A to Section 2F) is independent. Each Section of the Scheme would be effective as and when the aforesaid requisite approvals are received. Therefore, the non-implementability of each of the said Sections for non-receipt of necessary approvals shall not affect the implementability or otherwise of the other Sections of the Scheme, wherein requisite approvals are obtained. The Board of Directors of RInfra and of the respective Resulting Company, shall mutually resolve as to whether and when each Section of the Scheme becomes effective.

4.3.3 The non – receipt of any of the aforesaid approvals for a particular asset or liability forming part of any of the Demerged Divisions getting transferred pursuant to this Scheme, shall not affect the effectiveness of the said Section of the Scheme, if the Board of Directors of RInfra and the respective Resulting Company so decide. In the event of non-receipt of approval of any lender / creditor for the transfer of any liability, then at the option of the Board of Directors of the Resulting Company, it may issue a security / recognize a liability in favour of the Demerged Company on the same terms. The transfer of such asset or liability, shall become effective with effect from the Appointed Date as and when the said requisite approvals are received or aforesaid liability being recognized / security being issued and the provisions of the Scheme shall apply appropriately to the said transfer/ issue / recognition.

4.3.4 In the event all of the aforesaid approvals not being received by March 31, 2011 or such other date as may be decided by the Board of Directors of RInfra and of the respective Resulting Company, they may resolve that the said Section or transfer of that particular asset or liability shall stand revoked, cancelled and be of no effect save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and/ or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise be expedient and be agreed by the Board of RInfra.

4.4 COSTS, CHARGES & EXPENSES

4.4.1 All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) arising out of, or incurred in carrying out and implementing this Scheme and matters incidental thereto, shall be borne by RInfra.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 598 OF 2009

In the matter of the Companies Act, 1956;

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Arrangement between Reliance Infrastructure Limited ("the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL") and their Respective Shareholders and Creditors.

RELIANCE INFRASTRUCTURE LIMITED, a company incorporated under the Indian Companies Act, 1913 having its registered office at Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055 } ....Applicant Company

FORM OF PROXY

I/We the undersigned, being the equity shareholder(s) of Reliance Infrastructure Limited, the Applicant Company do hereby appoint ______________________ of ______________________ and failing him / her ______________________ of ______________ as my / our proxy to act for me/ us at the meeting of the equity shareholders of the Applicant Company to be held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050, on Tuesday, the 9th day of June, 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving, with or without modification, the arrangement embodied in the proposed Scheme of Arrangement between Reliance Infrastructure Limited ("the Demerged Company" or "RInfra") and Reliance Energy Generation Limited ("the Resulting Company No. 1" or "REGL") and Reliance Goa and Samalkot Power Limited ("the Resulting Company No. 2" or "RGSPL") and Reliance Power Transmission Limited ("the Resulting Company No. 3" or "RPTL") and Reliance Energy Limited ("the Resulting Company No. 4" or "REL") and Reliance Infraventures Limited ("the Resulting Company No. 5" or "RIVL") and Reliance Property Developers Limited ("the Resulting Company No. 6" or "RPDL") and their Respective Shareholders and Creditors at such meeting, and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name(s) ______________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case strike out the words "either with or without modifications" after the word "Arrangement") the said arrangement embodied in the Scheme of Arrangement either with or without modification(s) * as my/our proxy may approve.

* *strike out what is not necessary*

Dated this ____day of ______2009

Affix Re 1 revenue stamp

Signature across the stamp

Name: ______________________

Address: ______________________

____

(For Demat holding)

DP ID. ______________ Client ID. ______________

(For Physical holding)

Folio No. ______________ No. of Shares held : ______________

Signature of Shareholder(s) : Sole holder / First holder ______________

Second holder ______________

Third holder ______________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialed.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

Reliance Infrastructure Limited

Registered Office: Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Attendance Slip

Please fill this attendance slip and hand it over at the entrance of the meeting hall.

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. ID*		Folio No.	
Client ID*		No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER

(in block letters, to be filled in by the proxy attending instead of the equity shareholder):

____

____

____

I hereby record my presence at the meeting, convened pursuant to the Order dated 8th day of May, 2009 of the Hon'ble High Court of Judicature at Bombay of the equity shareholders of the Company at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Tuesday, the 9th day of June, 2009 at 11.00 a.m.

Signature of the equity shareholder or proxy : ____________________________

____

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Arrangement

Book Post
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